[redacted]

09059000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/10

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BEREAN CAPITAL, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

329 W. 18th STREET
(No. and Street)

CHICAGO (City) IL (State) 60616 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DUDLEY BROWN (312)226-9220
(Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HORWICH COLEMAN LEVIN, LLC
(Name - *if individual, state last, first, middle name*)

125 S. WACKER DR., SUITE 1500 (Address) CHICAGO (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR - 2 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dudley Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berean Capital, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
SUE E. PASQUALE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12-12-2010

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

BEREAN CAPITAL, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2008

CONTENTS

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
BEREAN CAPITAL, INC.
Chicago, Illinois 60606

We have audited the accompanying statement of financial condition of Berean Capital, Inc. as of December 31, 2008 and the related statements of operations, changes in stockholder's equity and cash flows and supplemental information for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berean Capital, Inc. as of December 31, 2008, and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Certified Public Accountants
Chicago, Illinois
February 26, 2009

BEREAN CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS

Cash and cash equivalents	$	65,748
Receivables from clients and correspondents		12,850
Prepaid expenses		2,842
Deferred tax assets of $118,562 less valuation allowance of $118,562		-
TOTAL ASSETS	$	81,440

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	-
Total Liabilities		-
STOCKHOLDER'S EQUITY		
Common stock: 2,000 shares authorized; 800 shares issued and outstanding; no par value		4,000
Preferred stock: 1,500 shares authorized; 492 shares issued and outstanding; adjustable rate, cumulative series A, no par value		754,495
Accumulated deficit		(677,055)
Total stockholder's equity		81,440
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	81,440

The accompanying notes are an integral part of these statements

BEREAN CAPITAL, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

REVENUES		
Commission income	$	2,363,444
Other income		6,140
Interest income		441
TOTAL REVENUES		2,370,025
EXPENSES		
Office rent		4,672
Professional fees		14,208
Consulting services		2,227,478
Regulatory dues and fees		1,930
Bad debt expense		225,850
General and administrative		16,924
TOTAL EXPENSES		2,491,062
(LOSS) BEFORE TAXES		(121,037)
PROVISION FOR INCOME TAXES		
Income tax benefit on current year net operating loss		36,311
Increase in valuation allowance on deferred tax assets		(36,311)
TOTAL PROVISION FOR INCOME TAXES		-
NET (LOSS)	$	(121,037)

The accompanying notes are an integral part of these statements

BEREAN CAPITAL, INC..
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock	Preferred Stock	Retained Earnings	Total Stockholder's Equity
Balance January 1, 2008	$ 4,000	$ 838,897	$ (556,018)	$ 286,879
2008 net (loss)	-	-	(121,037)	(121,037)
Preferred stock redemption	-	(84,402)	-	(84,402)
Balance December 31, 2008	$ 4,000	$ 754,495	$ (677,055)	$ 81,440

The accompanying notes are an integral part of these statements

BEREAN CAPITAL, INC..
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)	$	(121,037)
Adjustment to reconcile net (loss) to net cash provided by operating activities		-
Income tax benefit on current year net operating loss		(36,311)
Increase in valuation allowance on deferred tax assets		36,311
Changes in operating assets and liabilities:		
Decrease in receivables from clients and correspondents		220,101
Decrease in Illinois replacement tax payable		(6,341)
NET CASH PROVIDED BY OPERATING ACTIVITIES		92,723
CASH FLOWS FROM FINANCING ACTIVITIES		
Preferred stock redemption		(84,402)
NET CASH USED IN FINANCING ACTIVITIES		(84,402)
NET INCREASE IN CASH		8,321
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR		57,427
CASH AND CASH EQUIVALENTS END OF YEAR	$	65,748
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for income taxes	$	-
Cash paid during the year for interest	$	-

The accompanying notes are an integral part of these statements

BEREAN CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

1. BUSINESS ACTIVITY

Berean Capital, Inc. ("Berean"), a Delaware corporation, is a broker registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). Berean is registered in 3 states. The primary operations of Berean consist of a broker-dealer who participates in selling private placements of securities. The customer base for Berean consists of private placement investors in the United States of America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial statement presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue recognition

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Other receivables

Primarily represents advances made to an entity developing a hedge fund concept that management believes are collectable.

Cash and cash equivalents

Berean considers all highly liquid investments, with a maturity of three months or less when purchased, to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

The Company values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by SFAS 157, which the Company adopted effective January 1, 2008 except for nonfinancial assets and nonfinancial liabilities recognized or disclosed on a nonrecurring basis. FASB Staff Position 157-2, issued in February 2008, permits delayed application for such items until January 1, 2009.

BEREAN CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

3. NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Berean is required to maintain net capital as defined under the rule. Prior to June 1, 2005, Berean was required to maintain "net capital" equal to the greater of $250,000 or 6 2/3% of the "aggregate indebtedness," as these terms are defined. After June 1, 2005, Berean became a broker-dealer who participates in selling private placements of securities. Accordingly Berean's net capital requirement changed to the greater of $5,000 or 6 2/3% of the "aggregate indebtedness. Net capital changes from day to day, but at December 31, 2008, Berean had net capital of $65,395.

4. LEASE COMMITMENTS

Berean leases its office facilities on a one year lease expiring June 30, 2009, future minimum rental obligations at December 31, 2008 are as follows:

Year ended December 31, 2009 $4,008

5. INCOME TAX EXPENSE

At December 31, 2008, the Company has available unused net operating loss carryforwards that may be applied against future taxable income which expire as follows:

Year of Expiration	
2025	$ 275,768
2026	119,437
Total	$ 395,205

No benefit for these loss carryforwards has been recorded due to the uncertainty of the realization of any tax assets. Accordingly, the Company has provided for a full valuation allowance against its deferred tax assets at December 31, 2008. The components of the Company's deferred tax assets at December 31, 2008 is as follows:

Net operating loss carryforwards	$ 118,562
Less valuation allowance	(118,562)
Deferred tax asset	$ 0

6. CONTINGENT LIABILITIES

From time to time, in the normal course of business, the Company is subject to various litigation and arbitration matters. As of December 31, 2008, management believes there are no current matters that expose the Company to any adverse financial risks.

7. PREFERRED STOCK

Dividends on the adjustable rate, cumulative Series A preferred stock are payable at an annual rate of 3.5 percent in excess of an applicable rate, which is the highest of either (i) the three-month Treasury Bill rate, (ii) the ten-year constant maturity rate, or (iii) the twenty-year constant maturity rate, all as defined, but in no event less than 6.5 percent per year. The amount of dividend arrearage at December 31, 2008, was $711,669. The Company, at its option, may redeem in whole or in part, the preferred stock at $1,000 per share plus accrued and unpaid dividends.

8. DISCLOSURES ABOUT DERIVATIVE FINANCIAL INSTRUMENTS

Berean currently does not enter into any derivative transactions for trading purposes or to hedge other positions or transactions.

9. PROVISION FOR BAD DEBTS

During the year Berean determined that receivables in the amount of $225,850 were not collectible and accordingly included a provision in the statement of operations for these items.

10. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, Berean executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing broker acts as principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, Berean may be obligated to discharge the obligation of the non-performing party and, as a result, may incur loss if the market value of the securities differs from the contract amount. Berean's risk is normally limited to differences in the market values of the securities from their contract amounts.

Berean does not anticipate non-performance by customers or counterparties in the above situations. It is the Berean's policy to monitor its market exposure and counterparty risk. In addition, Berean has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

11. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. On December 30, 2008, the FASB issued FASB Staff Position FIN 48-3 which deferred the effective implementation date of FIN 48 to the Company's annual financial statements ending on December 31, 2009 and the Company has elected to defer application of FIN 48. The Company does not expect that the adoption of FIN 48 will have a material effect on its financial position, results of operations or cash flows.

SUPPLEMENTAL INFORMATION

BEREAN CAPITAL, INC.
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 81,440
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		81,440
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in Computation of net capital		0
	B. Other (deductions) or allowable credits (List)		
			0
5.	Total capital and allowable subordinated liabilities		81,440
6.	Deductions and/or charges:		
	A. Total non allowable assets from Statement of Financial Condition	15,692	
	B. Secured demand note deficiency	0	
	C. Commodity futures contracts and spot Commodities – proprietary capital changes	0	
	D. Other deductions and/or charges	0	
7.	Other additions and/or credits (List)		
			(15,692)
8.	Net capital before haircuts on securities positions		65,748

The accompanying notes are an integral part of these statements.

BEREAN CAPITAL, INC.
DECEMBER 31, 2008

9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
	A. Contractual securities commitments	0	
	B. Subordinates securities borrowings	0	
	C. Trading and investment securities:	0	
	1. Exempted securities	0	
	2. Debt securities	0	
	3. Options	353	
	4. Other securities	0	
	D. Undue Concentration	0	
	E. Other (List)		
			353
10.	Net Capital		$ 65,395

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)	$ 0
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	5,000
14.	Excess net capital (line 10 less 13)	60,395
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 60,395

The accompanying notes are an integral part of these statements.

BEREAN CAPITAL, INC.
DECEMBER 31, 2008

16.	Total A.I. liabilities from Statement of Financial Condition		$ 0
17.	Less: Securities borrowed for which equivalent value is paid		0
18.	Less; Liabilities subordinated to claims of creditors		0
17.	Add:		
	A. Drafts for immediate credit	________	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	________	
	C. Other unrecorded amounts (List)		
19.	Total aggregate indebtness		$ 0
20.	Percentage of aggregate indebtness to net capital (line 19/line 10)		% 0

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0

The accompanying notes are an integral part of these statements.

BEREAN CAPITAL INC.
Computation for Determination of Reserve Requirements
For Broker/Dealers under Rule 15c3-3 and Information For
Possession or Control Requirements under Rule 15c3-3
December 31, 2008

The Company does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, the Company is exempt from the provisions of that rule.

The accompanying notes are an integral part of these statements.

BEREAN CAPITAL, INC.
RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE COMPANY'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING OF DECEMBER 31, 2008

There were no differences between the audited computation of net capital and the unaudited Part II A Focus Filing at December 31, 2008.

NET CAPITAL REPORTED ON UNAUDITED FOCUS FILING	65,395
AUDIT ADJUSTEMENTS	-
NET CAPITAL PER AUDIT	$ 65,395

The accompanying notes are an integral part of these statements.

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
BEREAN CAPITAL, INC.

In planning and performing our audit of the financial statements of Berean Capital, Inc., (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and any other regulatory bodies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC

Certified Public Accountants
Chicago, Illinois

February 26, 2009

BEREAN CAPITAL, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditors' Report)

DECEMBER 31, 2008 AND 2007

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS